CONTACT:

Transgene	Cohn & Wolfe	Image 7
Philippe Poncet Chief Financial Officer	Anita Bose	Tiphaine Hecketsweiler

+ 33 (0) 3 88 27 91 21 www.transgene.fr	+ 1 (212) 798-9770	+ 33 (0) 1 53 70 74 70

Strasbourg, France, May 20, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080), announced today that its Form 20-F for the fiscal year ended 2004 includes a going-concern qualification from its independent auditors. NASDAQ rules require listed companies to publicly announce the inclusion in an audit report of a going-concern qualification.

As publicly announced in April 2005, Transgene believes that its current cash position will be sufficient to meet expected financial requirements for continuing operations through September 2005. In December 2004, Transgene’s principal shareholder informed the Board of Directors of its commitment to cover Transgene’s cash needs until the end of 2005 unless an alternative financing option is adopted during this timeframe.

“We are actively pursuing appropriate steps to obtain the financing we need to continue funding the clinical trials of our broad product portfolio,” said Philippe Poncet, Chief Financial Officer of Transgene.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains forward-looking statements regarding Transgene’s anticipated financial requirements and expenditures, and its ability to meet its financial needs. These statements are based on Transgene’s current expectations, beliefs and assumptions and are not guarantees of Transgene’s future liquidity and ability to continue operations. Important factors which may affect Transgene’s future financial requirements and expenditures include the following: regulatory approvals for product development and testing may be suspended or delayed, causing additional expenses to continue testing or obtain testing rights; proceedings to obtain patents and litigation of third party infringement claims are expensive and could exceed anticipated budgets; Transgene may incur significant costs in connection with its product liability exposure; and other important factors described in Transgene’s Annual Report on Form 20-F for the most recent fiscal year filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.” Accordingly, actual outcomes and results may differ materially from what is expressed. Furthermore, despite the Company’s current efforts, there is no certainty that Transgene will be able to obtain financing on acceptable terms or at all.

The statement made by the Company’s principal shareholder to the Board of Directors in December 2004 is not a guaranty by the Company that it will have sufficient funds to maintain on-going operations.